Allianz Life Insurance Company of North America
Stewart D. Gregg, Senior Securities Counsel
5701 Golden Hills Drive
Minneapolis, MN  55416-1297
(763) 765-2913

February 11, 2010

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
100 F Street, NE
Washington, D.C. 20549


Re:     Allianz Life Insurance Company of North America
        Allianz Life Variable Account B
        File Nos. 333-164849 and 811-05618
        Accession # 0000836346-10-00007


Dear Sir/Madam:

On February 10, 2010, the above-referenced N-4 filing was filed via Edgar. The purpose of this filing was to submit a Registration Amendment for a variable annuity, File No. 333-139701, pursuant to Rule 485A. However, an initial registration was filed instead, inadvertently, as a result of new EDGAR software being used to submit the filing. We are hereby requesting withdrawal of the previously accepted filing under Form Type RW and we will be resubmitting the filing pursuant to Rule 485A.

Please contact me with any questions or comments you may have concerning the enclosed. I may be reached at the following address and phone number: Allianz Life, 5701 Golden Hills Drive, Mpls, MN 55416. Telephone: (763)765-2913.

Sincerely,

Allianz Life Insurance Company of North America




By: /s/ STEWART D. GREGG
------------------------------